China Internet Nationwide Financial Services Inc. Announces New Agreements

The “Intelligent Research during the A.I. Era” Conference held on September 12th in Shanghai was attended by over 20 financial institutions

BEIJING, September 20 , 2018 - China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) (“CIFS” or the “Company”), a financial advisory services provider and financial technology company today announced that its wholly-owned subsidiary, InTruth (Beijing) Information & Consulting Co. Ltd. (“InTruth”) signed several new agreements with China-based financial institutions, including:

▪ Golden Credit Rating International Co., Ltd. (“Golden Credit”): InTruth will help Golden Credit build up a credit rating system by using AI technology. This system can help Golden Credit to make its rating process much more standardized, neutral and trackable, which will improve Golden Credit’s operation efficiency.

▪ ICBC Credit Suisse Asset Management Co., Ltd. (“ICBC Asset”): InTruth will provide ICBC Asset with an intelligent research platform for fixed income and investment research services. This product can help clients monitor their investment portfolio.

InTruth uses A.I. technology, big data, cloud computing, machine learning, natural language processing etc., to design an intelligent investment research platform, for these China-based financial institutions such as banks, insurance and asset management firms, investment funds/FOF and brokerage firms.

InTruth held its second marketing conference - “Intelligent Research during the A.I. Era” on September 12, 2018, in Shanghai. The conference was attended by over 20 financial institutions including: Lombarda China Fund Management Co., Ltd., Bank of China Investment Management Co., Ltd., Essence Securities Co. Ltd., China International Fund Management Co., Ltd. and China Pacific Insurance (Group) Co., Ltd., etc.

Ms. YuQing Wang, General manager of Intruth of CIFS, commented: “With the rapid development in financial technology in China, we expect the market size in this sector of intelligent investment research to reach over RMB5 billion in the next 2-3 years. Fintech services can significantly improve financial institutions’ operational efficiency by reducing overhead and improve processes. We have made significant investments and have expanded our research and development efforts since April 2018, when we launched this service. While Intruth’s products are initially offered to some financial institutions on a trial basis, we expect several of these institutions to subscribe to our platform in the months to come. We look forward to reporting our progress.”

About China Internet Nationwide Financial Services Inc.

Incorporated in 2014, China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) commenced its business by providing financial advisory services to small and medium size companies (“SMEs”). The traditional business segments include commercial payment advisory, intermediary bank loan advisory and international corporate financing advisory services which help clients to meet their commercial payment and investment needs. In late 2017, the Company made a strategic decision to transition into a FinTech company by providing clients with creative financial services, FinTech products and industry solutions leveraging big data and AI, aiming to help clients to reduce financing costs, lower financing risks and improve operating efficiency. Currently its FinTech business includes three segments: Supply Chain Financing, Big Data Analysis & AI Reports, and Intelligent Investment Research. For more information, please visit its website www.cifsp.com.

For more information contact:

Investor Relations (China) China Internet Nationwide Financial Services, Inc. ir@cifsp.com +1 212 220-6998	Investor Relations Service (US) Lena Cati: ir.us@cifsp.com +1 212 836-9611

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.